

March 20, 2013

Via E-mail
Mr. Louis S. Friedman
Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, Georgia 30360

   RE: Liberator, Inc.
      Form 10-K for the Fiscal Year Ended June 30, 2012
      Filed October 11, 2012
      File No. 000-53314

Dear Mr. Friedman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terence O'Brien

         Terence O'Brien
         Accounting Branch Chief